Issuer Free Writing Prospectus filed pursuant to Rule 433

Dated December 4, 2013

supplementing the Preliminary Prospectus Supplement dated

December 4, 2013 and the Prospectus dated June 3, 2013

Registration Nos. 333-189057 and 333-189057-01

RETAIL OPPORTUNITY INVESTMENTS PARTNERSHIP, LP

Fully and unconditionally guaranteed by

Retail Opportunity Investments Corp.

$250,000,000 5.000% Senior Notes due 2023

Issuer:	Retail Opportunity Investments Partnership, LP

Guarantor:	Retail Opportunity Investments Corp.

Aggregate Principal Amount:	$250,000,000

Expected Ratings* (Moody’s/S&P):	Baa2 (stable) / BBB- (stable)

Trade Date:	December 4, 2013

Settlement Date:	December 9, 2013 (T+3)

Final Maturity Date:	December 15, 2023

Public Offering Price:	98.330%

Yield to Maturity:	5.216%

Coupon:	5.000%

Benchmark Treasury:	2.750% due November 15, 2023

Benchmark Treasury Price / Yield:	99-07 / 2.841%

Spread to Benchmark Treasury:	T+ 237.5 bps

Interest Payment Dates:	June 15 and December 15 of each year, commencing June 15, 2014

CUSIP / ISIN:	76132F AA5 / US76132FAA57

Optional Redemption:

If redeemed prior to September 15, 2023 (three months prior to the maturity date), the redemption price will be equal to the greater of (1) 100% of the principal amount of the notes to be redeemed and (2) the sum of the present values of the remaining scheduled payments of principal of and interest on the notes to be redeemed that would be due after the related redemption date but for such redemption, discounted to such redemption date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 35 basis points, plus in each case unpaid interest, if any, accrued to, but not including, such redemption date.

If redeemed on or after September 15, 2023 (three months prior to the maturity date), the redemption price will be 100% of the principal amount of the notes to be redeemed, plus unpaid interest, if any, accrued to, but not including, the related redemption date.

Joint Book-Running Managers:	J.P. Morgan Securities LLC U.S. Bancorp Investments, Inc. Wells Fargo Securities, LLC KeyBanc Capital Markets Inc. Merrill Lynch, Pierce, Fenner & Smith Incorporated

Co-Managers:	BMO Capital Markets Corp. PNC Capital Markets LLC RBC Capital Markets, LLC RBS Securities Inc. Regions Securities LLC

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

Retail Opportunity Investments Corp. and the issuer have filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents Retail Opportunity Investments Corp. and the issuer have filed with the SEC, including the prospectus supplement, for more complete information about Retail Opportunity Investments Corp., the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Retail Opportunity Investments Corp., the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the accompanying prospectus supplement if you request it by calling J.P. Morgan Securities LLC collect at 212-834-4533, U.S. Bancorp Investments, Inc. toll-free at 877-558-2607 or Wells Fargo Securities, LLC toll-free at 800-326-5897.